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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                          Power3 Medical Products, Inc.
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                                (Name of Issuer)

                            Series A Preferred Stock
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                         (Title of Class of Securities)

                                   73936A 10 3
                         ----------------------------------
                                 (CUSIP Number)



                                    Tim Novak
                          8374 Market Street, Suite 439
                            Bradenton, Florida 34202
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   11/18/2003
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                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D
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1. NAME OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Tim Novak
      Paul Gray
      Jerry Leonard

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
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3 .   SEC USE ONLY

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4.                                     SOURCE OF FUNDS PF
                                  (See Item 3 and Exhibit 1)

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e) |_|

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

        8374 Market Street, Suite 439
        Bradenton, Florida 34202
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   NUMBER OF      7.    SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                Tim Novak - 13,408,849
REPORTING PERSON           Paul Gray - 13,338,541
      WITH                          Jerry Leonard - 13,469,684
(See Item 1 and Exhibit 1)
                  --------------------------------------------------------------
                  8. SHARED VOTING POWER

                                    -0-

                  --------------------------------------------------------------
                  9. SOLE DISPOSITIVE POWER

                              (See Item 1 and Exhibit 1)
                  --------------------------------------------------------------
                  10.
                        SHARED DISPOSITIVE POWER

                              -0-

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      Tim Novak - 13,408,849
                      Paul Gray - 13,338,541
                      Jerry Leonard - 13,469,684
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            98.3%

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14. TYPE OF REPORTING PERSON

            Individual

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Item 1. Security and Issuer



Item 2. Identity and Background

      (a)   This Schedule 13D is filed by ___________________, a
            ___________________corporation. (the "Reporting Person").

(b) The Reporting Person has never been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (c) During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (d)   The Reporting Person is a Citizen of the United States



Item 3. Source and Amount of Funds or Other Consideration

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Item 4. Purpose of Transaction

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Item 5. Interest in Securities of the Issuer

      (a) Securities Beneficially Owned.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

         None

Item 7. Material to be Filed as Exhibits.

      The following document is filed as an Exhibit:

      Exhibit 1   Description of Transaction and Securities Beneficially Owned



/s/ Tim Novak
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Tim Novak
Dated: November 18, 2003


/s/ Paul Gray
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Paul Gray
Dated: November 18, 2003


/s/ Jerry Leonard
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Jerry Leonard
Dated: November 18, 2003